Filed pursuant to 424(b)(3)
Registration No. 333-184126

INDUSTRIAL PROPERTY TRUST INC.

SUPPLEMENT NO. 7, DATED JANUARY 12, 2016

TO THE PROSPECTUS, DATED AUGUST 19, 2015

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Property Trust Inc., dated August 19, 2015 (the “Prospectus”), as supplemented by Supplement No. 1, dated September 8, 2015, Supplement No. 2, dated September 29, 2015, Supplement No. 3, dated September 30, 2015, Supplement No. 4, dated November 13, 2015, Supplement No. 5, dated December 9, 2015, and Supplement No. 6, dated January 4, 2016. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Status of Our Public Offering

A summary of our public offering, as of January 7, 2016, is as follows:

(in thousands)	Class A	Class T	Total
Amount of gross proceeds raised (1)	$865,189	$193,421	$1,058,610
Number of shares sold (1)	85,632	19,677	105,309

(1)	Includes shares issued pursuant to the Company’s distribution reinvestment plan.

As of January 7, 2016, $941.4 million in shares of common stock remained available for sale pursuant to our public offering in any combination of Class A shares or Class T shares, including $489.4 million in shares of common stock available for sale through our distribution reinvestment plan. We reserve the right to reallocate the shares of common stock between the primary offering and our distribution reinvestment plan. This is a continuous offering that will end on July 24, 2016, unless extended by our board of directors in accordance with Rule 415 of the Securities Act of 1933, as amended. We reserve the right to terminate the offering at any time.